Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

Via EDGAR

December 11, 2015

Laura Riegel, Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Registration Statement for Ameritas Life Insurance Corp. ("Depositor" or "Ameritas Life") and Ameritas Variable Separate Account VA-2 (1940 Act No. 811-05192) ("Registrant" or "Separate Account")
Pre-Effective Amendment No. 2 on Form N-4
Correspondence related to Direction Variable Annuity (1933 Act No. 333-206889)

Dear Ms. Riegel:

We are filing, via EDGAR, this letter on behalf of the Depositor and the Registrant to respond to staff comments of December 10, 2015. The staff's comment, followed by our response:

1. You asked that we make bold the sentence, "We may increase current fees, but we guarantee that each current fee will never exceed the corresponding maximum fee," on page 6 of the prospectus.

We made the sentence bold.

2. You asked that we confirm that the Waypoint Income Rider was filed in the exhibits to the registration statement.

Exhibit numbers 4(h)(1) and 4(h)(2) are the Interstate Compact and Nebraska versions of the Waypoint Income Rider, respectively. Both riders were titled "Guaranteed Lifetime Withdrawal Benefit" when filed because the marketing name of "Waypoint Income Rider" had not been selected at the time the riders were filed with the states.

We acknowledge: that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Separate Account may not assert staff comments as a defense in any proceeding initiative by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-325-4080. Thank you for your assistance.

Sincerely,

/s/ Tyler Schubauer

Tyler Schubauer

Assistant Counsel